SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 18, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th-16th Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K (i) a press announcement dated May 17, 2005 and (ii) a press release dated May 17, 2005 in connection with the Company’s interim results for the six months ended February 28, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio
Title: Finance Director

Dated: May 18, 2005

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2005

HIGHLIGHTS

•	As at 28th February 2005, triple-play subscription base has reached 524,000, consisting of 282,000 voice, 203,000 broadband and 39,000 IP-TV.

•	Achieved position as largest alternative residential voice and broadband provider in Hong Kong, within 5 years of Fixed Telecommunications Network Services (“FTNS”) licence grant.

•	Completed US$125 million 10-year senior notes (“10-year senior notes”) issue in January 2005. As at 28th February 2005, net cash of HK$50 million consisting of gross cash HK$l,014 million less borrowings of HK$964 million.

•	Total revenue up 1% year-on-year to HK$576 million.

•	FTNS revenues up 25% year-on-year to HK$311 million. FTNS now attributable to 54% of total revenues and 61% of gross profits of the Group.

•	Increase in IP-TV EBITDA loss to HK$28 million in 1H05 from HK$9 million loss in 1H04.

•	Net interest expense of HK$7 million in 1H05 versus net interest income of HK$2 million in 1H04.

•	Net loss of HK$32 million versus HK$35 million net profit for same period last year.

The directors of City Telecom (H.K.) Limited (the “Company”) are pleased to present the consolidated profit and loss account for the six months ended 28th February 2005 and the consolidated balance sheet as at 28th February 2005 of the Company and its subsidiaries (the “Group”), which are unaudited and condensed.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Unaudited six months ended
		28th February 2005	29th February 2004
	Note	HK$’000	HK$’000
Turnover	2	575,897	572,403
Cost of services provided	3	(179,934)	(168,382)

Gross profit		395,963	404,021
Other revenues		5,212	4,035
Other operating expenses		(423,538)	(372,492)

Operating (loss)/profit	4	(22,363)	35,564
Finance costs		(10,396)	(88)

(Loss)/profit before taxation		(32,759)	35,476
Taxation credit/(charge)	5	469	(352)

(Loss)/profit attributable to shareholders		(32,290)	35,124

Dividends	6	—	9,158

Basic (loss)/earnings per share	7	HK(5.3) cents	HK5.8 cents

Fully diluted earnings per share	7	N/A	HK5.7 cents

CONDENSED CONSOLIDATED BALANCE SHEET

		Unaudited 28th February 2005	Audited 31st August 2004
	Note	HK$’000	HK$’000
Non current assets

Goodwill		1,598	2,131

Fixed assets		1,222,388	1,158,875

Other investments		25,917	25,604

Long term bank deposit		15,600	15,600

Long term receivable		5,850	6,206

Deferred tax assets		164	229

Deferred expenditure		25,702	21,563

Current assets

Accounts receivable		152,753	134,849
Other receivables, deposits and prepayments		35,145	44,029
Pledged bank deposits		30,773	26,805
Cash and bank balances		968,119	247,517

		1,186,790	453,200

Current liabilities

Accounts payable		104,883	122,459
Other payables and accrued charges		189,742	188,605
Deposits received		15,627	17,983
Current portion – deferred services income		46,090	35,288
Taxation payable		574	1,173
Short-term bank loan – secured		19,873	19,170
Current portion – long-term bank loan – secured		—	13,333

		376,789	398,011

Net current assets		810,001	55,189

		2,107,220	1,285,397

Financed by:

Share capital		61,407	61,057
Reserves		1,083,280	1,114,641

Shareholders’ funds	8	1,144,687	1,175,698

Non current liabilities
Deferred tax liabilities		18,249	18,891
Long-term deferred services income		130	4,141
Long-term liabilities		944,154	86,667

		2,107,220	1,285,397

Note:

1.	Basis of preparation

These unaudited condensed consolidated accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) 25, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

These condensed accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st August 2004 except that the Group has further expanded its accounting policies following its issuance of the 10-year senior notes due 2015 at fixed interest rate of 8.75% per annum during the period ended 28th February 2005.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the six months ended 28th February 2005.

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The effect of adopting the expanded policy is below:

Senior notes

The senior notes are initially accounted for under its fair value and are deducted from the amount of its incidental costs.

After initial recognition, the senior notes shall be stated at amortised cost and any difference between the initial recognized fair value (net of incidental costs) and the redemption value is amortized on a straight-line basis through the profit and loss account from the date of issue to the date of maturity using the effective interest method.

In the event that the senior notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the profit and loss account.

2.	Turnover and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

International telecommunications – provision of international long distance calls services.

Fixed telecommunications network – provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services.

The Group’s inter-segment transactions mainly consist of provision of leased lines services. The transactions were entered into on similar terms as that contracted with third parties.

	6 months ended 28th February 2005
	International telecomm- unications services	Fixed telecomm- unications network services	Eliminations	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	265,171	310,726	—	575,897
Inter-segment sales	2,100	16,277	(18,377)	—

	267,271	327,003	(18,377)	575,897

Segment results	48,431	(70,794)		(22,363)

Finance costs				(10,396)

Loss before taxation				(32,759)
Taxation credit				469

Loss attributable to shareholders				(32,290)

	6 months ended 29th February 2004
	International telecomm- unications services	Fixed telecomm- unications network services	Eliminations	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	324,570	247,833	—	572,403
Inter-segment sales	3,115	14,601	(17,716)	—

	327,685	262,434	(17,716)	572,403

Segment results	71,336	(35,772)		35,564

Finance costs				(88)

Profit before taxation				35,476
Taxation charge				(352)

Profit attributable to shareholders				35,124

(b)	Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

Hong Kong – international telecommunications and fixed telecommunications network services

Canada – international telecommunications and fixed telecommunications network services

	Turnover 6 months ended		Operating (loss)/profit 6 months ended
	28th February 2005	29th February 2004	28th February 2005	29th February 2004
	HK$’000	HK$’000	HK$’000	HK$’000
Geographical segments:
Hong Kong	563,768	559,907	(21,590)	35,930
Canada	12,129	12,496	(773)	(366)

Segment results	575,897	572,403	(22,363)	35,564

Turnover and operating (loss)/profit are presented based on the geographical location of customers. There were no inter-segment sales between the geographical segments.

(c)	Revenue of fixed telecommunications network services for the period includes interconnection charges of HK$20,197,000 (for the six months ended 29th February 2004: HK$7,300,000) receivable from several mobile operators for the usage of the fixed telecommunications network of the Group. The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection charges between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, the Office of the Telecommunications Authority (“TA”) confirmed with Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August, 2004, TA agreed to make a determination under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges. The Group believe, based on the application of the existing calculation model to our cost structure, that the Group will obtain the same rates applied to PCCW-HKT and this rate will be applicable to all other mobile operators.

3.	Cost of services provided

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the cost of its services. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 19th November 2004, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2002. In aggregate, an amount of HK$31,688,696 was recorded as an off-set against the cost of services of the Group for the year ended 31st August 2004.

The actual contribution level for calendar year 2003 and 2004 is not yet confirmed by TA. There is no outstanding provisional refund received or receivable which is pending confirmation of the actual rates from TA as at 28th February 2005 (31st August 2004: Nil). Accordingly, there was nil amount included in other payables and accrued charges in the condensed balance sheet as at that date (31st August 2004: Nil).

4.	Operating (loss)/profit

The operating (loss)/profit is stated after crediting and charging the following:

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
Crediting

Interest income	3,102	2,238
Gain on disposal of fixed assets	—	536
Unrealised gains on other investments	368	107

Charging

Amortisation of goodwill	533	533
Amortisation of deferred expenditure	6,136	—
Depreciation of owned fixed assets	109,747	90,813
Loss on disposal of fixed assets	62	—
Provisions for doubtful debts	9,119	5,754
Unrealised losses on other investments	55	180

5.	Taxation

No Hong Kong profits tax has been provided as there is no estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of taxation (credited)/charged to the condensed consolidated profit and loss account represents:

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
Current taxation:
– Overseas taxation	108	247
– Under provisions in prior years	—	599
Deferred taxation relating to the origination and reversal of temporary differences	(577)	(494)

Taxation (credit)/charge	(469)	352

6.	Dividends

(a)	Dividends attributable to the period

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
2004, Interim dividend, proposed after the balance sheet date, of HK$0.015 per ordinary share	—	9,158

	—	9,158

The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

The Board of Directors has resolved not to declare any interim dividend for the six months ended 28th February 2005.

(b)	Dividends attributable to the previous financial year, approved and paid during the period:

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
2003, Final dividend, approved and paid during the period, of HK$0.075 per ordinary share	—	45,789

	—	45,789

7.	(Loss)/earnings per share

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
(Loss)/profit attributable to shareholders for the period	(32,290)	35,124

	Number of shares, in thousand	Number of shares, in thousand
Weighted average number of shares in issue	612,384	608,687
Incremental shares from assumed exercise of share options	687	570
Incremental shares from assumed exercise of warrants	—	3,862

Diluted weighted average number of shares	613,071	613,119

Basic (loss)/earnings per share	HK(5.3) cents	HK5.8 cents

Fully diluted earnings per share	N/A	HK5.7 cents

No diluted earnings per share is presented for the six months ended 28th February 2005 as the effect will be anti-dilutive.

8.	Share capital and reserves

	Unaudited
	Share capital	Share premium	Warrant reserve	Exchange reserve	Retained profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1st September 2004	61,057	617,986	365	983	495,307	1,175,698
Loss for the period	—	—	—	—	(32,290)	(32,290)
Exercise of warrants	—	—	(347)	—	—	(347)
Realisation of outstanding warrant reserve upon warrant expiration	—	—	(18)	—	18	—
Shares issued upon exercise of warrants	350	1,397	—	—	—	1,747
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(121)	—	(121)

At 28th February 2005	61,407	619,383	—	862	463,035	1,144,687

At 1st September 2003	60,496	615,886	858	1,231	500,242	1,178,713
2003 final dividends paid	—	—	—	—	(45,789)	(45,789)
Profit for the period	—	—	—	—	35,124	35,124
Exercise of warrants	—	—	(491)	—	—	(491)
Shares issued upon exercise of share options	64	115	—	—	—	179
Shares issued upon exercise of warrants	495	1,975	—	—	—	2,470
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(157)	—	(157)

At 29th February 2004	61,055	617,976	367	1,074	489,577	1,170,049

FINANCIAL REVIEW

During the period under review, competition continues to be intense on all fronts in the telecommunications market. Our FTNS business recorded 25% growth to HK$311 million but this was offset by 18% decrease in our IDD revenues to HK$265 million. As such, total revenue increased by 1% to HK$576 million, of which, 54% is now attributable to the FTNS business.

Gross profit margin fell from 71% in 1H04 to 69% in 1H05. Cost of sales increased by 7% from HK$168 million to HK$180 million, driven by an increase in IP-TV cost of sales from less than HK$1 million in 1H04 to HK$21 million in 1H05. Despite the IP-TV start-up costs, FTNS business is now the dominant 61% contributor of the Group’s total gross profits.

EBITDA margin fell from 21% in 1H04 to 14% in 1H05. Including cost of sales, total cash operating expenses increased by 10% from HK$450 million to HK$493 million. The bulk of the increase in operating cost expenditure was attributable to our commercial rollout of IP-TV with EBITDA loss in this segment increasing from HK$9 million loss in 1H04 to HK$28 million loss in 1H05.

Depreciation has increased by 21% from HK$91 million to HK$110 million in this reporting period, due to the increase of capital expenditure on our IP network construction.

During this period, the Group incurred net interest expense of approximately HK$7 million versus net interest income of HK$2 million in 1H04. The interest expense incurred was mainly attributable to the 10-year senior notes issued in January 2005.

The Group reported a net loss of HK$32 million compared to a net profit of HK$35 million in the last corresponding period.

LIQUIDITY AND CAPITAL RESOURCES

As at 28th February 2005, the Group had cash and bank balances of approximately HK$l,014 million and outstanding borrowings of HK$964 million. During the period, the Group issued a 10-year senior notes at fixed interest rate of 8.75% per annum in January 2005 equivalent to HK$975 million. The use of proceeds include the full repayment of an existing HK$197 million bank loan, capital expenditure for expansion of homes pass coverage in Hong Kong from 1.2 million to 1.8 million, additional working capital and for general corporate purpose.

Capital expenditure incurred during the period was HK$173 million, the majority of which, approximately HK$170 million, was invested in the local fixed telecommunications network. Our network development will require ongoing capital expenditure that will be met by internally generated cashflow and the net proceeds from 10-year senior notes issued recently.

The debt maturity profiles of the Group as at 28th February 2005 and 31st August 2004 were as follows:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Repayable within one year	19,873	32,503
Repayable in the second year	—	20,000
Repayable in the third to fifth year	—	60,000
Repayable after the fifth year	944,154	6,667

Total	964,027	119,170

As at 28th February 2005, all outstanding borrowings are on floating interest rates except for the 10-year senior notes at fixed interest rate of 8.75% per annum. All outstanding borrowings are denominated in United States dollars and Japanese Yen. As the cash and bank balances exceeded all outstanding borrowings as at 28th February 2005, no gearing ratio is presented.

CONTINGENT LIABILITIES

As at 28th February 2005, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6,800,000 (31st August 2004: HK$6,295,000) and to utility vendors in lieu of payment of utility deposits of HK$3,622,000 (31st August 2004: HK$3,622,000).

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

During the reporting period, the Group focused on growing our FTNS subscription base which reached 524,000 in February 2005, consisting of 282,000 voice, 203,000 broadband and 39,000 IP-TV. Whilst this solid customer base required substantial investment in customer acquisition, the Group believe that it forms a concrete foundation for our future growth and success.

International Telecommunications Services (IDD)

Market pricing for IDD remained intense with our key competitors employing very aggressive pricing strategies. Total traffic minutes fell by 2% to 484 million minutes from last corresponding period. The average tariff rate also fell to HK$0.55 per minute as compared to HK$0.66 per minute in the last corresponding period. The combined effect of the decrease in traffic volume and average tariff rate has resulted in decrease in revenue by 18%. We expect the rate of decline in average IDD tariff rates will continue in the second half of fiscal 2005 due to severe competition.

PROSPECTS

In Hong Kong, we have effectively created a “Reverse Digital Gap” whereby the mass market customers within our network coverage now enjoy superior value and service options. Being the only carrier in Hong Kong to offer a pure Ethernet solution, City Telecom is able to offer value and bandwidth options that cannot be matched by legacy telephone networks. Going forward, we will strive to make our bbl00 (symmetric 100 Mbps) broadband service the mass market standard for Hong Kong. In the near term, our key emphasis will be to enhance our brand positioning and to crystallize the service premium that we are now delivering to the market place.

Phase one of our FTNS business plan from 2000-2005 is essentially completed with 1.2 million homes passed and over 500,000 triple-play subscriptions. For Phase two, our next five year goal is to capitalize the inherent bandwidth and efficiency advantages offered by our end-to-end Metro Ethernet, especially with the termination of Type II unbundled local access by June 2008. The Group expect the termination of Type II access will result in consolidation of the fixed telecommunications market towards the facilities-based carriers, similar to the situation that has already occurred in the broadband access market.

The next 12-24 months will require substantial investment in operating expenditure for brand enhancement and subscriber acquisition, as well as capital investment for network expansion. In addition to our established residential position, we will also be assertive in expansion into the corporate and mobile carrier backhaul segments. Our HK$975 million 10-year senior notes issue which was completed in January 2005, together with internally generated cash flows, fully funds our growth roadmap towards 1.8 million homes passed, 80% of Hong Kong’s total homes.

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 28th February 2005, the Group employed a total of approximately 3,500 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provide comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operate a share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the period.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in force prior to 1st January 2005 during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 28th February 2005. The Audit Committee comprises Mr Lee Hon Ying, John (the Chairman of the Audit Committee), Dr Chan Kin Man, Mr Peh Jefferson Tun Lu who are the independent non-executive directors of the Company and Mr Cheng Mo Chi, Moses, the non-executive director of the Company.

OTHER DISCLOSURE

Apart from above, other areas which are required to be discussed under the requirements of paragraph 46 of Appendix 16 of the Listing Rules in force prior to 1st January 2005 and paragraph 16 of Hong Kong Statement of Standard Accounting Practice No. 25 “Interim Financial Reporting”, have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2004 or are considered not significant to the Group’s operations, and hence no additional disclosure has been made in this announcement.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing; the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 17th May 2005

“Please also refer to the published version of this announcement in South China Morning Post.”